UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

Re: Masterworks Vault 10, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed May 7, 2024
File No. 024-12323

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response to prior comment 1 and reissue. Please clarify the revisions to your proposed restructuring transactions and address, among other things: why you now refer to the target issuers as the "Predecessor Issuers;" the purpose of the share forfeiture; and why the asset transfer of the existing issuers' assets will now be deemed a contribution instead of an assignment in which you previously disclosed that the target issuers were to receive all shares of the newly formed merger series.

2. We note your response to prior comment 1 that "[n]o step in the Restructuring Transactions requires the vote or consent of the security holders of the Predecessor Issuers... or the series of the Company." We note that in the prior amendment of the offering statement, you disclosed that "[e]ach Target Issuer recently consummated a consent solicitation." Please provide your legal analysis as to how you are complying with the Securities Act of 1933 with respect to the consent solicitation that was previously undertaken.

3. Please provide the form of assignment and assumption agreement and the governing documents of the issuer, including the amended and restated operating agreement and form of series agreement. Please note, we may have further comments.

4. We note your response to prior comment 2. Please provide your legal analysis as to how your proposed revised transaction structure complies with Rules 251(d)(2)(i)(C) and 251(d)(2)(i)(D) of Regulation A. Please refer to Securities Act Compliance and Disclosure Interpretation Question 255.41.

Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services